                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    Commission File No. 0-16673

(CHECK ONE):
/ /Form 10-K  /X/Form 20-F  / /Form 11-K  / / Form 10-Q  / /Form N-SAR
     For Period Ended: December 31, 1998

          / / Transition Report on Form 10-K
          / / Transition Report on Form 20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on Form N-SAR
          For the Transition Period Ended: ______________________________

--------------------------------------------------------------------------------
READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

     The Consolidated Financial Statements of Albatronics (Far East) Company Limited, a majority owned unconsolidated subsidiary of Nam Tai Electronics, Inc.

PART 1 - REGISTRANT INFORMATION

                      NAM TAI ELECTRONICS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
             Unit 9, 15/F., Tower 1 China Hong Kong City, 33 Canton Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                      TST, Kowloon, Hong Kong
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment, which is incorporated herein by this reference.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Lorne Waldman             800               661-8831
     ---------------------------------------------------------------------------
              (Name)             (Area code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            /X/ Yes   /  / No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            / / Yes   /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NAM TAI ELECTRONICS, INC..
          -----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 30, 1999            By:   /s/ Lorne Waldman
      -------------------          -------------------------------------------
                                            Lorne Waldman, Legal Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION____________________________________
     INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL
          CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Attachment to FORM 12b-25 of Nam Tai Electronics, Inc.,
NOTIFICATION OF LATE FILING (Commisssion File No. 0-16673)

PART III - NARRATIVE

The Form 20-F of Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") for the year ended December 31, 1998 (the "1998 Form 20-F") was filed by Nam Tai with the Securities and Exchange Commission on March 31, 1999. This Notification relates to the Consolidated Financial Statements of Albatronics (Far East) Company Limited, a majority owned unconsolidated subsidiary of Nam Tai ("Albatronics"). When it filed its 1998 Form 20-F, Nam Tai did not include Albatronics' Consolidated Financial Statements but intended to file the Consolidated Financial Statements of Albatronics separately, in accordance with Rule 3-09 of Regulation S-X, as an amendment to the Company's 1998 Form 20-F by June 30, 1999.

Since Nam Tai's filing of its 1998 Form 20-F, the Company announced on June 17, 1999 that after negotiations with all creditors including Nam Tai, the board of directors of Albatronics had resolved that it was necessary to commence proceedings to voluntarily wind up Albatronics as a result of its inability to pay its debts.

In light of this occurrence and as Nam Tai's investment in Albatronics was fully written off in 1998 and the Company has not provided guarantees for any of Albatronics' debts, Nam Tai believes that the separate financial statements of Albatronics are not material or meaningful to an understanding of the consolidated financial statements of Nam Tai as a whole. Accordingly, Nam Tai plans to elicit the view of the Office of the Chief Accountant of the Division of Corporation Finance of the Securities and Exchange Commission as to the necessity of filing Albatronics' Consolidated Financial Statements. This Notification of Late Filing is intended to provide the time necessary to elicit that view.





                                       3